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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 7
                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

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                                  CONRAIL INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  208368 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

      SERIES A ESOP CONVERTIBLE JUNIOR PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               JAMES D. MCGEEHAN
                              CORPORATE SECRETARY
                                  CONRAIL INC.
                               2001 MARKET STREET
                              TWO COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19101
                                 (215) 209-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
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                                  INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996 and November 21, 1996 (as
amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by deleting paragraph (a) thereof in its entirety and adding the following thereto:

     (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail nor, to the best of Conrail's knowledge, any executive officer, director or affiliate of Conrail, has effected a transaction in the Shares except as set forth below and except that Conrail has repurchased 172,100 shares of Common Stock pursuant to its long-standing share repurchase program. During the past 60 days, seven executive officers or directors exercised an aggregate of 170,439 options and sold 114,511 of the resulting Shares in a cashless exercise in order to tender the remaining 55,928 Shares into the CSX Offer. Bruce Wilson, Senior Vice President -- Law, exercised 65,716 options, selling 41,307 of the resulting Shares and retaining 24,409 Shares for tender; G. T. Gates, Vice
President -- Customer Support, exercised 7,500 options, selling 5,695 of the resulting Shares and retaining 1,805 Shares for tender; Dennis Arouca, Vice President -- Labor Relations, exercised 15,510 options, selling 11,132 of the resulting Shares and retaining 4,378 Shares for tender; T. P. Dwyer, Senior Vice President -- Unit Train Service Group, exercised 30,500 options, selling 21,705 of the resulting Shares and retaining 8,795 Shares for tender; Cynthia Archer, Senior Vice President -- Intermodal Service Group, exercised 11,438 options, selling 9,297 of the resulting Shares and retaining 2,141 Shares for tender; John Samuels, Vice President -- Operating Assets, exercised 9,375 options, selling 6,818 of the resulting Shares and retaining 2,557 Shares for tender; and William Newman, Vice President -- Government Affairs and Washington counsel, exercised 30,400 options, selling 18,557 of the resulting Shares and retaining 11,843 Shares for tender.

     In addition, Mr. Gates, H. J. Kiley, Vice President -- Service Design, and John McKelvey, Vice President -- Service Delivery, exercised 9,375, 1,950 and 5,332 options, respectively, and sold all of the resulting Shares. Mr. Kiley also sold an additional 63.52 Shares.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On November 25, 1996, Conrail issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference, announcing, among other things, that it was commencing mailing of its definitive proxy materials to all Conrail shareholders. A copy of Conrail's definitive proxy statement is attached hereto as Exhibit (c)(7) and is incorporated herein by reference. The foregoing summary description is qualified in its entirety by reference to Exhibit (a)(12).

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

          (a)(12) Text of press release issued by Conrail, dated November 25, 1996.

          (c)(7) Conrail's Definitive Proxy Statement, dated November 25, 1996.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CONRAIL INC.

                                          By: /s/  TIMOTHY T. O'TOOLE

                                            ------------------------------------
                                            Name: Timothy T. O'Toole
                                            Title:   Senior Vice
                                              President -- Finance

Dated as of November 26, 1996

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                                 EXHIBIT INDEX

EXHIBIT                                   DESCRIPTION                                 PAGE NO.
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
*(a)(1)   Text of press release issued by Conrail dated October 23, 1996
          (incorporated by reference to Exhibit (a)(9) to the
          Solicitation/Recommendation Statement on Schedule 14D-9 of Conrail Inc.
          dated October 16, 1996, as amended (the "CSX 14D-9"))......................
*(a)(2)   Text of press release issued by Norfolk, dated October 23, 1996
          (incorporated by reference to Exhibit (a)(8) to the CSX 14D-9).............
*(a)(3)   Text of press release issued by Conrail and CSX dated November 6, 1996.....
*(a)(4)   Letter to shareholders of Conrail dated November 6, 1996...................
*(a)(5)   Text of press release issued by Conrail, dated November 7, 1996
          (incorporated by reference to Exhibit (a)(16) to the CSX 14D-9)............
*(a)(6)   Text of press release issued by Conrail, dated November 7, 1996
          (incorporated by reference to Exhibit (a)(17) to the CSX 14D-9)............
*(a)(7)   Text of press release issued by Conrail, dated November 8, 1996
          (incorporated by reference to Exhibit (a)(18) to the CSX 14D-9)............
*(a)(8)   Text of press release issued by Conrail and CSX, dated November 13, 1996
          (incorporated by reference to Exhibit (a)(19) to the CSX 14D-9)............
*(a)(9)   Text of press release issued by Conrail and CSX, dated November 19, 1996
          (incorporated by reference to Exhibit (a)(20) to the CSX 14D-9)............
*(a)(10)  Text of press release issued by Conrail and CSX, dated November 20, 1996
          (incorporated by reference to Exhibit (a)(21) to the CSX 14D-9)............
*(a)(11)  Text of press release issued by CSX dated November 21, 1996 (incorporated by reference to Exhibit (a)(22) to the CSX 14D-9)..........................
 (a)(12)  Text of press release issued by Conrail, dated November 25, 1996...........
 (b)      Not applicable.............................................................
*(c)(1)   Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996
          (incorporated by reference to Exhibit (c)(7) to the CSX 14D-9).............
*(c)(2)   Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996
          (incorporated by reference to Exhibit (c)(5) to the CSX 14D-9).............
*(c)(3)   Change of Control Agreement of Mr. David M. LeVan dated as of October 14,
          1996 (incorporated by reference to Exhibit (c)(6) to the CSX 14D-9)........
*(c)(4)   First Amended Complaint in Norfolk Southern et al. v. Conrail Inc., et al.,
          No. 96-CV-7167, filed on October 28, 1996 in the United States District
          Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(9) to the CSX 14D-9)........................................
*(c)(5)   Second Amended Complaint in Norfolk Southern et al. v. Conrail Inc., et
          al., No. 96-CV-7167, filed on November 15, 1996 in the United States
          District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(12) to the CSX 14D-9).............................
*(c)(6)   Text of opinion of Judge Donald VanArtsdalen of the United States District
          Court for the Eastern District of Pennsylvania as delivered from the bench on November 20, 1996.......................................................
 (c)(7)   Conrail Definitive Proxy Statement, dated November 25, 1996................

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* Previously filed.

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